Whiting Petroleum Corporation

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

(303) 837-1661

May 21, 2015

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Whiting Petroleum Corporation – Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is hereby made to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) by Whiting Petroleum Corporation, a Delaware corporation (the “Company”). The Registration Statement relates to the Company’s offer to exchange (the “Exchange Offer”) the Company’s outstanding 6.25% Senior Notes due 2023 (the “Original Notes”), which were issued in transactions exempt from the registration requirements of Securities Act of 1933, as amended (the “Securities Act”), for an equal principal amount of the Company’s new 6.25% Senior Notes due 2023 which are subject to the Registration Statement (the “New Notes”). The New Notes will be fully and unconditionally guaranteed by Whiting Oil and Gas Corporation, a Delaware corporation, Whiting US Holding Company, a Delaware corporation, Whiting Canadian Holding Company ULC a British Columbia unlimited liability company, and Whiting Resources Corporation, a Colorado corporation (collectively, the “Guarantors”), and the Guarantors have also fully and unconditionally guaranteed the Original Notes. The Company is registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993).

The Company represents that the Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and that, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any person who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes may not rely on the position

Division of Corporation Finance

Securities and Exchange Commission

of the Staff enunciated in Exxon Capital Holdings Corporation and Morgan Stanley and Co., Inc. or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a resale transaction. The Company acknowledges that any such resale transaction should be covered by an effective registration statement containing the selling security holder’s information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

The Company further represents that no broker-dealer has entered into any arrangement or understanding with the Company or any of its affiliates to distribute the New Notes. The Company will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act. The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer (a copy of which has been filed as Exhibit 99.1 to the Registration Statement) a provision to the effect that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, then the broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the Exchange Offer.

[Signature Page Follows]

Very truly yours,

WHITING PETROLEUM CORPORATION

By:	/s/ James J. Volker
James J. Volker
Chairman, President and Chief Executive Officer